10/1

895027

04045384

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: EBRD

COMPANY NAME: European Bank for Reconstruction & Development

COMPANY ADDRESS:

PROCESSED
OCT 06 2004
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83- 6 FISCAL YEAR:

(03/94)

DOCUMENT OF THE EUROPEAN BANK
FOR RECONSTRUCTION AND DEVELOPMENT

EBRD

INTERIM FINANCIAL REPORT

At 30 JUNE 2004

(UNAUDITED)

Table of contents

Income statement for the six months ended 30 June 2004 (unaudited) and 30 June 2003 (unaudited)

	Quarter to 30 June 2004	Year to date 30 June 2004	Quarter to 30 June 2003	Year to date 30 June 2003
	€ million	€ million	€ million	€ million
Interest and similar income				
From loans	72.8	139.6	72.9	145.5
From fixed-income debt securities and other interest	53.5	107.3	52.6	104.5
Interest expenses and similar charges	(50.0)	(93.7)	(53.7)	(111.4)
Net interest income	76.3	153.2	71.8	138.6
Dividend income from share investments	34.9	38.9	28.8	28.8
Net fee and commission income	3.9	7.6	3.8	6.4
Financial operations				
Net profit on sale of share investments	28.5	60.4	23.5	28.4
Net profit on dealing activities and foreign exchange	17.6	20.0	4.4	7.5
Fair value movement on non-qualifying hedges	14.3	10.0	(8.8)	(5.8)
Operating income	175.5	290.1	123.5	203.9
General administrative expenses	(40.8)	(72.3)	(39.3)	(77.3)
Depreciation	(4.0)	(8.0)	(8.6)	(15.6)
Operating profit before provisions	130.7	209.8	75.6	111.0
Provisions for impairment	(25.2)	(20.0)	(13.6)	(26.7)
Net profit for the period	105.5	189.8	62.0	84.3

Balance sheet at 30 June 2004 (unaudited) and 31 December 2003

		30 June 2004		31 December 2003
	€ million	€ million	€ million	€ million
Assets				
Placements with and advances to credit institutions	3,361.5		2,164.8	
Collateralised placements	955.5		1,464.6	
Debt securities	6,971.2		5,971.1	
		11,288.2		9,600.5
Other assets				
Derivative financial instruments	3,409.3		2,736.1	
Other	530.6		467.5	
		3,939.9		3,203.6
Loans and share investments				
Loans	7,235.4		6,803.4	
Share investments	2,798.9		2,611.2	
Less: Provisions for impairment	(1,067.4)		(1,058.4)	
		8,966.9		8,356.2
Property, technology and office equipment		34.4		37.5
Paid-in capital receivable		603.4		847.5
Total assets		24,832.8		22,045.3
Liabilities				
Borrowings				
Amounts owed to credit institutions	1,164.3		1,111.9	
Debts evidenced by certificates	15,817.5		13,111.2	
		16,981.8		14,223.1
Other liabilities				
Derivative financial instruments	687.7		926.0	
Other	602.2		709.9	
		1,289.9		1,635.9
Total liabilities		18,271.7		15,859.0
Members' equity				
Subscribed capital	19,789.5		19,789.5	
Callable capital	(14,592.8)		(14,592.8)	
Paid-in capital		5,196.7		5,196.7
Reserves and profit for the period		1,364.4		989.6
Total members' equity		6,561.1		6,186.3
Total liabilities and members' equity		24,832.8		22,045.3
Memorandum items				
Undrawn commitments		5,313.4		5,664.9

Statement of changes in members' equity for the six months ended 30 June 2004 (unaudited) and 30 June 2003 (unaudited)

For the period ended 30 June 2004	Subscribed capital € million	Callable capital € million	General reserve € million	Special reserve € million	Accumulated profit and loss reserve € million	Net profit for the period € million	Total reserves and profit for the period € million	Total members' equity € million
At 1 January 2003	19,789.5	(14,592.8)	420.5	157.6	(25.1)	108.1	661.1	5,857.8
Internal tax for the period	-	-	2.4	-	-	-	2.4	2.4
Qualifying fees and commissions from the prior year	-	-	-	5.3	(5.3)	-	-	-
Net fair value movement of available-for-sale investments for the period	-	-	(64.2)	-	-	-	(64.2)	(64.2)
Net fair value movement of cash flow hedges for the period	-	-	(0.5)	-	-	-	(0.5)	(0.5)
Profit from the prior year	-	-	-	-	108.1	(108.1)	-	-
Net profit for the period	-	-	-	-	-	84.3	84.3	84.3
At 30 June 2003	19,789.5	(14,592.8)	358.2	162.9	77.7	84.3	683.1	5,879.8
At 1 January 2004	19,789.5	(14,592.8)	401.0	162.9	47.5	378.2	989.6	6,186.3
Internal tax for the period	-	-	2.5	-	-	-	2.5	2.5
Qualifying fees and commissions from the prior year	-	-	-	10.8	(10.8)	-	-	-
Net fair value movement of available-for-sale investments for the period	-	-	169.5	-	-	-	169.5	169.5
Net fair value movement of cash flow hedges for the period	-	-	13.0	-	-	-	13.0	13.0
Reserves transfer	-	-	12.0	-	(12.0)	-	-	-
Profit from the prior year	-	-	-	-	378.2	(378.2)	-	-
Net profit for the period	-	-	-	-	-	189.8	189.8	189.8
At 30 June 2004	**19,789.5**	**(14,592.8)**	**598.0**	**173.7**	**402.9**	**189.8**	**1,364.4**	**6,561.1**

The Bank implemented IAS 39 in 2001; the related movements in reserves reflect the movement in fair value of available-for-sale assets and cash flow hedges. Reserves increased from €989.6 million at the end of 2003 to €1,364.4 million at 30 June 2004, primarily as a result of movement in net unrealised gains on listed equity and the net profit for the period. €464.4 million of the Bank's total reserves at the 30 June 2004 represented unrealised gains.

Statement of cash flows for the six months ended 30 June 2004 (unaudited)

	Year to date 30 June 2004 € million	Year to date 30 June 2004 € million	Year to date 30 June 2003 € million	Year to date 30 June 2003 € million
Cash flows from operating activities				
Operating profit for the period	189.8		84.3	
Adjustments for:				
Unwinding of the discount relating to impaired identified assets	(3.8)		(0.9)	
Unwinding of the discount relating to capital receivable	(12.0)		-	
Internal taxation	2.5		2.4	
Realised gains on share investments	(60.4)		(28.5)	
Unrealised losses on dealing securities	18.9		12.0	
Realised (gains)/losses on available-for-sale securities	(1.4)		1.1	
Foreign exchange gains	(0.1)		-	
Profit on disposal of property, technology and office equipment	0.1		-	
Depreciation	8.0		15.6	
Gross provisions for losses before recoveries from assets previously written off	18.8		27.5	
Operating profit before changes in operating assets	160.4		113.5	
Decrease/(increase) in operating assets:				
Interest receivable and prepaid expenses	189.4		159.1	
Fair value movement	196.0		(254.6)	
Increase in operating liabilities:				
Interest payable and accrued expenses	334.2		56.5	
Net cash from operating activities		880.0		74.5
Cash flows from investing activities				
Proceeds from sale of available-for-sale securities	1,623.6		1,151.9	
Purchases of available-for-sale securities	(2,503.0)		(1,314.4)	
Proceeds from repayments of loans	1,712.4		1,089.8	
Proceeds from prepayments of loans	363.2		79.0	
Funds advanced for loans	(2,387.8)		(1,235.6)	
Proceeds from sale of share investments	269.9		120.9	
Funds advanced for share investments	(247.5)		(146.5)	
Proceeds from sale of property, technology and office equipment	(0.1)		-	
Purchase of property, technology and office equipment	(5.0)		(6.5)	
Net placements with credit institutions	45.6		(149.4)	
Net cash used in investing activities		(1,128.7)		(410.8)
Cash flows from financing activities				
Capital received	256.1		324.0	
Issue of debts evidenced by certificates	2,216.8		3,702.3	
Redemption of debts evidenced by certificates	(1,383.8)		(2,471.8)	
Net cash from financing activities		1,089.1		1,554.5
Net increase in cash and cash equivalents		840.4		1,218.2
Cash and cash equivalents at beginning of the period		2,445.5		3,298.6
Cash and cash equivalents at 30 June *		3,285.9		4,516.8

*Cash and cash equivalents comprise the following amounts maturing within 3 months:

	2004 € million	2003 € million
Placements with and advances to credit institutions	3,353.9	3,315.2
Collateralised placements	1,086.6	2,268.1
Amounts owed to credit institutions	(1,154.6)	(1,066.5)
Cash and cash equivalents at 30 June	3,285.9	4,516.8

Note: Operating profit includes dividends received of €38.9 million for the period to 30 June 2004 (30 June 2003: €28.8 million).

Explanatory notes

1. Establishment of the Bank

i Agreement establishing the Bank

The European Bank for Reconstruction and Development ("the Bank"), whose principal office is located in London, is an international organisation formed under the Agreement Establishing the Bank dated 29 May 1990 ("the Agreement"). At 30 June 2004 the Bank's shareholders comprised 60 countries, together with the European Community and the European Investment Bank.

ii Headquarters agreement

The status, privileges and immunities of the Bank and persons connected therewith in the United Kingdom are defined in the Agreement Establishing the Bank and in the Headquarters Agreement between the Government of the United Kingdom of Great Britain and Northern Ireland and the Bank ("Headquarters Agreement"). The Headquarters Agreement was signed in London upon the commencement of the Bank's operations on 15 April 1991.

2. A summary of significant accounting policies

i Accounting convention

The financial statements have been prepared in accordance with the Bank's Accounting Policies, which comply with International Financial Reporting Standards, as approved by the International Accounting Standards Board, and the overall principles of the European Community's Council Directive on Annual Accounts and Consolidated Accounts of Banks and Other Financial Institutions.

Assets on the Bank's balance sheet are predominantly stated at fair value unless fair value can not be reliably measured, in which case the assets concerned are held at cost. Listed share investments are stated at fair value. The Bank's non-listed share investment portfolio is held at historic cost less general portfolio provisions for the unidentified impairment of assets and specific provisions for the identified impairment of assets. Also measured at cost are originated loans and other financial assets intended to be held to maturity except where they form part of a qualifying hedge relationship, in which case fair value measurement applies. Financial liabilities follow the historical cost convention unless representing short dealing positions or part of a qualifying hedge in which case fair value measurement applies. Financial assets and liabilities are recognised on the balance sheet when the Bank becomes a party to the contractual provisions of the instrument.

ii Financial statements presentation

The financial statements are presented in a manner consistent with the Bank's audited financial statements as of and for the year ended 31 December 2003. In the opinion of management, all adjustments necessary for a fair presentation of the financial position and the results of operations for the interim periods have been made. For further information please refer to the Bank's audited financial statements as at 31 December 2003. The results of operations for interim periods are not necessarily indicative of results to be expected for the year ending 31 December 2004.

3. Loans and share investments

Outstanding disbursements	Sovereign loans € million	Non sovereign loans € million	Total loans € million	Unlisted share investments € million	Listed share investments € million	Total share investments € million	Total loans and share investments € million
At 1 January 2004	2,052.1	4,751.3	6,803.4	1,747.2	864.0	2,611.2	9,414.6
Movement in fair value revaluation	(0.9)	(2.2)	(3.1)	-	160.7	160.7	157.6
Disbursements	247.9	2,139.9	2,387.8	231.7	15.8	247.5	2,635.3
Repayments, prepayments and disposals	(357.0)	(1,718.6)	(2,075.6)	(130.4)	(79.1)	(209.5)	(2,285.1)
Foreign exchange movements	44.0	80.3	124.3	-	-	-	124.3
Written off	-	(1.4)	(1.4)	(4.8)	(6.2)	(11.0)	(12.4)
At 30 June 2004	**1,986.1**	**5,249.3**	**7,235.4**	**1,843.7**	**955.2**	**2,798.9**	**10,034.3**
Impairment at 30 June 2004	(59.5)	(412.5)	(472.0)	(560.4)	(35.0)	(595.4)	(1,067.4)
Total outstanding disbursements net of impairment at 30 June 2004	**1,926.6**	**4,836.8**	**6,763.4**	**1,283.3**	**920.2**	**2,203.5**	**8,966.9**
Total outstanding disbursements net of impairment at 31 December 2003	1,990.6	4,347.7	6,338.3	1,202.5	815.4	2,017.9	8,356.2

At 30 June 2004 the Bank categorised 18 loans as impaired, totalling €91.2 million (31 December 2003: 19 loans totalling €125.2 million). Specific provisions on these assets amounted to €79.2 million (31 December 2003: €112.0 million). At the same date the Bank categorised 50 share investments as impaired, totalling €352.3 million (31 December 2003: 53 share investments totalling €366.2 million). Specific provisions on these assets amounted to €255.5 million (31 December 2003: €265.9 million).

4. Borrowings

Total borrowings (including short term) at 30 June 2004 stood at €17.0 billion, an increase of €1.0 billion from 31 March 2004. During the quarter €1.0 billion was issued under the Bank's medium and long-term authorised borrowing programme at an average cost of LIBOR less 30 basis points. For 2004 the borrowing programme is €2.0 billion. After taking into account early redemptions and buy-backs, outstanding medium-to-long-term debt at the end of the quarter stood at €13.2 billion at an average cost of LIBOR less 34 basis points and with an average life of 8.4 years. The table below gives quarterly and cumulative details of issues of medium and long-term debt.

During the Period	Quarter to June 04			YTD 2004			Quarter to June 2003			YTD 2003		
	€ million	Basis Points below LIBOR	Avg. Life to Maturity	€ million	Basis Points below LIBOR	Avg. Life to Maturity	€ million	Basis Points below LIBOR	Avg. Life to Maturity	€ million	Basis Points below LIBOR	Avg. Life to Maturity
Issued	1,051	30	10.3	1,851	35	7.1	254.5	50.4	5.5	1,399	38	9
Redemptions	389	47		604	44		74	47		226	38	
Buybacks	175	42		216	40		178	30		262	30	
Outstanding during period	13,266	34		12,693	35		12,887	34		12,660	34	
Outstanding at period end				13,163	34	8.4				12,867	34	8.9

5. Primary segment analysis

Business segments

For management purposes the business of the Bank is comprised primarily of Banking and Treasury operations. Banking activities represent investment in projects which, in accordance with the Agreement Establishing the Bank, are made for the purpose of assisting the countries of operations in their transition to a market economy, while applying sound banking principles. The main investment products are loans, share investments and guarantees. Treasury activities include raising debt finance, investing surplus liquidity, managing the Bank's foreign exchange and interest rate risks, and assisting clients in asset and liability management matters.

Primary reporting format – business segment

Primary reporting format – business segment	30 June 2004 Banking € million	30 June 2004 Treasury € million	30 June 2004 Aggregated € million	30 June 2003 Banking € million	30 June 2003 Treasury € million	30 June 2003 Aggregated € million
Interest income	139.6	95.3	234.9	145.5	104.5	250.0
Other income	106.9	20.0	126.9	63.6	7.5	71.1
Unwinding of interest income from the present value adjustment of paid-in capital receivable	10.8	1.2	12.0	-	-	-
Total segment revenue	257.3	116.5	373.8	209.1	112.0	321.1
Less interest expenses and similar charges	(78.6)	(68.9)	(147.5)	(91.1)	(81.2)	(172.3)
Allocation of capital benefit	48.4	5.4	53.8	54.8	6.1	60.9
Fair value movement on non-qualifying hedges	-	10.0	10.0	-	(5.8)	(5.8)
Less general administrative expenses	(65.2)	(7.1)	(72.3)	(69.5)	(7.8)	(77.3)
Less depreciation	(7.5)	(0.5)	(8.0)	(14.7)	(0.9)	(15.6)
Segment result before provisions	154.4	55.4	209.8	88.6	22.4	111.0
Provisions for impairment	(6.2)	(13.8)	(20.0)	(16.7)	(10.0)	(26.7)
Net profit for the period	148.2	41.6	189.8	71.9	12.4	84.3
Segment assets	9,200.7	15,028.7	24,229.4	8,207.9	11,560.4	19,768.3
Paid-in capital receivable			603.4			923.7
Total assets			24,832.8			20,692.0
Segment liabilities						
Total liabilities	225.2	18,046.5	18,271.7	225.1	14,587.1	14,812.2
Capital expenditure	4.7	0.3	5.0	6.2	0.3	6.5

Unwinding of interest income from the present value adjustment of paid-in capital receivable of €12.0 million and allocation of capital benefit of €53.8 million total €65.8 million which is the Bank's return on net paid-in capital used in segmental results.

Interest expense and similar charges, and the allocation of capital benefit total €93.7 million (2003: €111.4 million) which is the Bank's "Interest expenses and similar charges" as reported in the income statement.

EBRD press release

European Bank
for Reconstruction and Development

FOR IMMEDIATE RELEASE
Date: 23 September 2004

Contact: Jeff Hiday
Tel: +44 20 7338 6997
Email: Hidayj@ebrd.com

EBRD investments rise 16% in first half

The European Bank for Reconstruction and Development committed €1.43 billion for new loan and equity investments in central and eastern Europe and the Commonwealth of Independent States in the six months ended 30 June, up 16 per cent from €1.23 billion in the first half of 2003. Disbursements rose to €1.52 billion from €861 million.

The EBRD's first-half profit after provisions was €189.8 million, compared with €84.3 million a year earlier, reflecting higher returns on equity investments and treasury activities combined with lower provisions and administrative expenses. Provisions for losses were €20 million, compared with €26.7 million in 2003. As of 30 June, the Bank had authorised capital of €20 billion, paid-in capital and reserves of €6.6 billion, and cumulative provisions on its banking portfolio of €1.1 billion.

The EBRD invested in 42 projects in the first half, introducing, for example, a new investment product in the Polish real estate market, supporting cross-border investment in the pharmaceutical industry between Russia and Serbia & Montenegro, and helping upgrade the water and wastewater sector in Uzbekistan. All told, the Bank mobilised an additional €4.3 billion from external financiers in the first half, compared with €1.7 billion a year earlier.

Steven Kaempfer, Vice President, Finance, said that the Bank's operational performance for the first half of the year was on track and the financial results were solid, while the pipeline of potential new projects continues to be robust across the region.

###

The EBRD, owned by 60 countries and two intergovernmental institutions, aims to foster the transition from centrally planned to market economies in central and eastern Europe and the Commonwealth of Independent States.

Visit the EBRD's website: www.ebrd.com